

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Larry Sorsby
Chief Financial Officer
Hovnanian Enterprises Inc.
90 Matawan Rd, Fifth Floor
Matawan, NJ 07747

> **Re: Hovnanian Enterprises Inc.**
> **Form 10-K for the year ended October 31, 2020**
> **Filed December 22, 2020**
> **File No. 001-08551**

Dear Mr. Sorsby:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction